Exhibit 14.1

Petro Stopping Centers - Code of Business Ethics

Introduction

The Mission of Petro Stopping Centers is to serve our customers with the highest standards of hospitality, efficiency and friendliness in a clean and wholesome environment. Through our Corporate Values of providing a Clean & Friendly Environment, Quality, Value and Superior Customer Service, we earn the trust of our customers, employees and communities each and every day by being a quality retailer, a good employer and a responsible corporate citizen.

The purpose and scope of the Code of Business Ethics (COBE)

In order to meet the above Mission Statement and Corporate Values, Petro Stopping Centers’ (“the Company”) has established a Code of Business Ethics (“COBE”). The COBE provides the guidelines regarding your individual responsibilities to fellow employees, customers, vendors, partners and other stakeholders. Employees are expected to read and understand the COBE, uphold these business values in day-to-day activities, and comply with all applicable policies, procedures and laws.

The reputation of the Company depends on each employee’s adherence to high ethical standards and compliance with all laws and regulations applicable to its business. The Company’s Board of Directors has adopted this Code of Business Ethics (“COBE”) to inform all employees, agents, consultants, contractors, and representatives of their legal and ethical obligations. In addition to creating and maintaining an environment of trust and credibility, the COBE can also prevent violations that could expose the Company, its employees, officers and directors to civil liability and/or criminal prosecution and penalties.

The COBE summarizes certain corporate policies and is designed to be general in nature. It is not intended to catalog every activity that may present questions regarding appropriate conduct or to list every policy that may address those questions. Its purpose is to state basic principles and to provide guidance to employees in areas that bear special emphasis. Employees should review the full policy and procedure statement. Employees are expected to adhere to all approved Company policies and procedures. Failure to do so can result in disciplinary action up to and including termination of employment. The following is a summary of some policies that relate to the COBE.

Compliance with law and regulations

A variety of laws apply to the Company and its operations, and some carry criminal penalties. These laws include, but are not limited to, federal and state laws relating to the Company’s business, and its status as a Company subject to public disclosure requirements.

Examples of criminal violations of the law include, among others:

•	Making false or misleading disclosures in documents filed with the Securities and Exchange Commission (the “SEC”);

•	Stealing, embezzling, or misapplying the Company’s funds;

•	Using threats, physical force, or other unauthorized means to collect money; or

•	Making a payment for an expressed purpose on the Company’s behalf to an individual who intends to use it for a different purpose.

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The Company must, and will, report all suspected criminal violations to the appropriate authorities for possible prosecution, and will investigate, address, and report, as appropriate, non-criminal violations.

It is the responsibility of each employee to comply with the laws, rules, and regulations applicable to him or her personally and due to his or her status as an employee. No employee may delegate that responsibility to another person or to the Company.

Full, fair, accurate and timely disclosures by the Company to the public

Employees who are directly or indirectly involved in the preparation of the financial and other disclosures that the Company makes to the public, including in its filings with the SEC or by press release, must, in addition to complying with all applicable laws, rules, and regulations, follow these guidelines:

•	Act honestly, ethically and with integrity;

•	Comply with this COBE;

•	Endeavor to ensure full, fair, timely, accurate, and understandable disclosure;

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Managers should ensure that employees understand the Company’s obligations to the public and under the law with respect to its disclosures and that the Company’s results are never more important than compliance with the law;

•	Raise questions and concerns regarding the Company’s public disclosures when necessary and ensure that such questions and concerns are appropriately addressed;

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Provide the Company’s directors, employees, consultants, and advisors involved in the preparation of the Company’s disclosures to the public with information that is accurate, complete, objective, relevant, timely, and understandable;

•	Act in good faith, responsibly, and with due care, competence, and diligence, without misrepresenting material facts or allowing independent judgment to be influenced by others;

•	Promote honest and ethical behavior among peers in the work environment;

•	Achieve proper and responsible use of and control over all Company assets and resources employed or entrusted to you;

•	Record or participate in the recording of entries in the Company’s books and records that are accurate to the best of your knowledge; and

•	Comply with the Company’s disclosure controls and procedures and internal control over financial reporting.

Accurate books and records

The Company must keep accurate and complete records of Company transactions. Internal transactions and transactions between the Company and outside individuals and organizations must be promptly and accurately recorded (1) in accordance with generally accepted accounting principles and practices, (2) in accordance with the Company’s accounting and finance policies, and (3) in a manner that reasonably reflects the underlying transactions and events. No one shall cause the Company to enter into a transaction that is not approved and executed in accordance with established policies and procedures. All reporting must be an accurate, honest, timely, and a fair representation of the facts.

For more information please refer to the Company’s Limits of Authority available on the Petronet.

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Business use of equipment, data, and software

As a general rule, all equipment, systems, services, networks, and software belonging to the Company are for business use only. However, the Company makes an exception for incidental personal use (see below). The Company reserves the right to audit, access, and disclose all information and data (including electronic mail messages), stored on or in any Company equipment or furniture, for any purpose. Any illegal or unauthorized use of Company equipment, systems, services, networks, or software by an employee at any time may subject the employee to disciplinary action up to and including legal action and/or termination of employment. Employees may not access Company data unless they are authorized and have a Company business-related need to do so. Unauthorized possession, modification, destruction, use, or disclosure of such data is prohibited. Making, acquiring, or using unauthorized copies of any computer software or data is not permitted.

In addition, employees are prohibited from:

•	Intentionally accessing a computer without authorization or exceeding authorized access, and thereby obtaining information from any computer and/or data.

•	Knowingly and with the intent to defraud, access a protected computer without authorization, or exceed authorized access, and by means of such conduct further the intended fraud.

•	Knowingly cause the transmission of a program, information, code, or command, and as a result of such conduct, intentionally cause damage without authorization, to a computer.

•	Intentionally access a computer without authorization, and as a result of such conduct cause a loss to the Company.

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Damage or impair the integrity or availability of data, a program, a system or information resulting in a loss to the Company in order for the Company to respond to the offense, conduct a damage assessment, and restore the data, program, system, or information to its condition prior to the incident.

For purposes of this policy, “incidental personal use” includes, by way of example, writing a personal letter, making a telephone call to a friend or family member, sending a personal e-mail message, accessing the web, etc. Conversely, and by way of example, it does not include using Company equipment to operate a side business. In any event, the primary use of Company equipment must be for Company business purposes, and any incidental personal use must be legal, ethical, and appropriate and must not interfere with the conscientious performance of an employee’s Company duties. The Company is authorized to monitor any data, stored, sent, or received on a Company computer. Everything on a Company computer is subject to review or audit.

For more information please refer to the Company’s policies regarding Computer Resource Usage and Internet Usage which can be found on the Petronet.

Confidential information

Employees must respect and protect the complete confidentiality of the Company’s business information. Confidential business information is information:

•	To which employees may have access in the course of their work;

•	That is generally unavailable to the public; and

•	That relates to the Company, its customers, business partners, competitors, or others.

Employees may not use confidential business information to advance their personal interest in any way.

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This prohibition extends to the disclosure of such information to outsiders or to other employees whose duties do not require them to have the information. It also extends to the unauthorized disclosure of such information to press representatives or financial and trade analysts, or disclosure to anyone who may stand to profit by such information.

Conflicts of interest

It is the Company’s policy that employees, and others acting on the Company’s behalf, avoid financial, business, or other relationships that might be opposed to the interests of the Company or that might adversely influence the proper performance of their duties, responsibilities, or loyalty to the Company. The term “conflict of interest” describes any circumstance that could cast doubt on an employee’s ability to act in a manner consistent with the Company’s best interests. Employees must conduct themselves in a manner that avoids even the appearance of conflict between their personal interests and those of the Company.

Conflicts of interest arise in many ways and it is not possible to list all of them. The following is a partial list of examples or situations that must be avoided by employees and their immediate family members or cleared in advance in writing by the Human Resources Director:

•	Acting as a director, officer, employee, or agent of a Company competitor, customer, supplier, or franchisee.

•	Acting as a director, officer, or agent of a charitable organization that receives material contributions from the Company.

•	Accepting gifts or favors from Company competitors, customers, or suppliers over the amount of $50 or 1/4 of 1% of the employee’s base salary per calendar year to include lavish entertainment.

•	Attending extravagant or lavish business meetings, lunches, dinners, etc… with vendors and suppliers.

•	Owning or acquiring any interest with a value that is significant to the employee in a company that is a competitor or supplier of the Company.

•	Investing in an entity in which the Company has (or is considering obtaining) a financial interest.

•	Engaging in a personal business opportunity that is related to the Company’s current or reasonably anticipated business.

•	Purchasing materials or services on behalf of the Company from a supplier in which the employee or the employee’s family member has a material financial interest.

•	Representing the Company in any transaction in which the employee has a personal financial interest.

•	Disclosing or using an employee’s knowledge or information about the Company for the personal profit or advantage of the employee or anyone else.

•	Engaging in an outside business activity during regular business hours.

•	Providing direct supervision of, or responsibility for, the performance evaluations, pay or benefits of a family member also employed at the Company.

An employee may not use a friend, family member, or other entity for purposes of circumventing this Conflict of Interest policy. Employees have an ongoing duty to disclose situations that may constitute the appearance of or an actual conflict of interest.

For additional information please refer to the Company’s Professional Ethics policy found in the Employee Handbook on the Petronet.

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Credit and Criminal Background

The Company has established a Credit and Criminal Background policy and verification process to ensure the protection of our employees, our customers and the assets of the Company. This policy establishes the credit and/or criminal background requirements for employees in management positions, employees in positions of cash handling or with control over the Company’s cash and funds and those in safety sensitive positions. Employees who do not meet the requirements of the policy will not be employed in certain positions.

It is the responsibility of employees in positions requiring management and/or financial integrity or safety sensitive positions to immediately notify their supervisor if they are ever charged and/or convicted of a criminal violation involving any financial crime, crime of violence or assault, or a drug or alcohol violation. Human Resources will then review the circumstances and determine if the employee may continue their employment in that position.

In addition, any employee who operates a Company vehicle, to include rental vehicles rented under the Company’s name, will be required to have a valid driver’s license.

Employees who regularly operate a Company vehicle, to include rental vehicles rented under the Company’s name, will also be required to satisfactorily complete (1) a review of their driving record through a Department of Motor Vehicle (DMV) check, (2) a criminal background check for Driving Under the Influence (DUI) and drug convictions, and (3) a drug test. The above must be completed prior to the employee’s assignment into a position requiring the operation of the vehicle. These employees are also required to report any arrest or conviction for a DUI or drug conviction immediately to Human Resources to determine if they will continue their eligibility to operate a Company Vehicle.

For more information please refer to the Company’s Credit and Criminal Background Policy on the Petronet.

Drugs and alcohol in the workplace

The Company is committed to provide a workplace free of illegal drugs and alcohol. This prohibition in no way applies to the legal sale of alcoholic beverages by the Company. This prohibition also does not apply to the use of alcohol at an approved Company sponsored event.

Employees may not unlawfully manufacture, distribute, possess, use, or be under the influence of alcohol and illegal substances at any time on Company premises, while on Company business, or while driving vehicles owned, rented, or leased by the Company. This policy applies to Company employees, contractors, and temporary employees working on Company premises. The Company will impose penalties for violation of this policy on any such employee, contractor, or temporary employee, including disciplinary action up to and including termination of the relationship. Any employee arrested or convicted of a drug or alcohol violation must immediately notify Human Resources.

For more information please refer to the Company’s Drug and Alcohol Abuse policy which can be found on the Petronet.

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Employment of relatives and dating other employees

Employment of relatives in the same area or department of the Company can cause serious conflicts and problems with claims of favoritism and impact employee morale. In these circumstances all parties, including supervisors and management, leave themselves open to charges of unfairness in employment-related decisions.

Therefore, employees should not report to a relative and are required to notify the Company through their immediate supervisor and Human Resources when they become aware of relatives being hired. If two employees become related during their employment with the Company, and it results in one reporting to the other, one employee must be transferred or if transfer is not possible, one of the two employees may have their employment terminated.

For the purpose of this policy relatives include spouse, children, grand children, parents, grandparents, brothers, sisters, as well as in-laws and step-relatives. For the purpose of this policy relatives are defined as by blood, marriage or common law relationships.

Personal relationships between co-workers should be kept outside of the workplace and all contact between the employees during work hours should be on a purely business level. Supervisors and managers are prohibited from dating or becoming romantically involved with any employee of the Company, who directly or indirectly reports to them.

If such a relationship should develop it is the supervisor or manager’s responsibility to report this relationship immediately to his/her immediate supervisor and Human Resources. One of the employees must be transferred or if transfer is not possible, one of the two employees may have their employment terminated by Human Resources.

For additional information regarding the Company’s policies on Employment of Relatives and Dating of Employees, please refer to the Employee Handbook on the Petronet.

Equal employment opportunity

The Company is an equal opportunity employer and will administer all policies without regard to an individual’s age, race, sex, sexual orientation, color, religion, national origin, citizenship, disability, veteran status, marital status, or application to perform services in the armed forces and any other classification protected by federal, state or local law. It is the policy of the Company to make reasonable accommodation for the employment of disabled persons.

The principles of Equal Employment Opportunity (EEO) are to be observed in all Human Resources actions including, but not limited to, recruitment, employment, transfers, training, promotions, compensation and benefits, dismissals, educational and recreational programs.

Alleged illegal discrimination complaints are reviewed by the appropriate Human Resources staff member as soon as they are reported. Management is required to notify Human Resources of any incident of alleged illegal discrimination reported to them by an employee. Reports and investigations of alleged discrimination concerns are treated confidentially. The Company does not engage in or tolerate retaliation by its employees against those who bring allegations of discrimination to the attention of Human Resources or any member of management.

For additional information regarding the Company’s Equal Employment Opportunity policy, please refer to the Employee Handbook on the Petronet.

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Employee conduct and standards

The Company strives to provide a work environment where employees are fairly treated, feel safe, and can work without unnecessary distraction from other employees or from the outside. The Company expects employees to conduct themselves in accordance with high standards of business conduct. Employees who do not comply with the expected standards of conduct may be subject to disciplinary action, which may, based on the nature of the conduct, include immediate termination of employment with or without prior notice.

Engaging in any behavior which is a misuse of the employment relationship, a failure to follow policy and procedures, insubordinate, reckless, detrimental, disorderly, negligent, damaging, or disruptive to the conduct of business, or any other unacceptable act, as determined by the Company, is prohibited.

For additional information regarding the Company’s Standards of Conduct, please refer to the Employee Handbook on the Petronet.

Employee expectations of privacy

The Company respects the personal privacy of its employees. This extends to personal messages and personal items in the work place. However, the Company reserves the right to inspect work spaces and personal property of the employee to audit, access, and disclose all information and data (including electronic mail messages), stored on or in any Company equipment or furniture, for any purpose. There should be no expectation of privacy with regards to the above.

For more information please refer to the Company’s policies regarding Computer Resource Usage, Internet Usage and Resource Monitoring which can be found on the Petronet.

Gifts and entertainment

Giving Gifts - Government Employees & Officials

Laws and regulations concerning business transactions with many federal, state, and municipal governments and agencies either prohibit government employees or officials from accepting gifts, gratuities or entertainment or otherwise limit such acceptance of gifts, gratuities or entertainment.

The Company prohibits giving any government or agency employee or official a gift, gratuity, or entertainment unless it is first established that it is permitted by applicable law. All gifts and gratuities need to be approved by the Human Resources Director. If you need advice, or if you have reason to believe that giving a gift or entertainment to a government official or employee may violate a law or regulation, discuss the matter with your supervisor and, if necessary, with the Human Resources Director.

Receiving Gifts – Employees

By receiving gifts or entertainment, an employee may create the impression that he or she favors a supplier, consultant, or business partner for reasons of personal advantage rather than because of price, quality, or service. An employee who is directly involved in acquiring products or services from an outside vendor must use special care to avoid the existence—or even the appearance—of impropriety.

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The Company restricts the receipt of gifts, entertainment and business meetings with the appearance of entertainment. Employees are expected to use good judgment and to accept gifts or entertainment only if all of the following conditions apply:

•	The gift or entertainment is of limited value and does not exceed $50 or 1/4 of 1% of the employee’s base salary per calendar year,

•	Giving and accepting the gift or entertainment is consistent with accepted ethical customs and practices; and

•	Disclosure of the gift or entertainment to fellow employees would not embarrass the recipient employee or the Company.

Questions regarding the appropriateness of accepting a gift or offer of entertainment should be addressed to your division director and the Human Resources Director. Exceptions to this policy require prior written consent by the Human Resources Director.

For additional information please refer to the Company’s Professional Ethics policy found in the Employee Handbook on the Petronet.

Harassment in the workplace

The Company strives to provide a work environment free from harassment in all forms including sexual harassment and discrimination based on race, color, sex, sexual orientation, national origin, ancestry, religion, creed, physical or mental disability, age, marital status, veteran’s status or any other protected status under the law.

Harassment, in general, is unwelcome or unwanted, offensive behavior which may include such conduct as slurs, jokes, intimidation or any other verbal or physical attack upon a person based on the above status. This also includes sexual harassment which is unwanted or unwelcome sexual advances, requests for sexual favors, or other visual, verbal or physical conduct that creates an intimidating, hostile, or offensive working environment. It includes all forms of offensive behavior, including gender-based harassment of a person of the same sex as the harasser. Sexual harassment is prohibited in the workplace or in other work-related settings such as business trips and business-related social events.

Any employee found to have harassed or otherwise discriminated against another employee or individual with a business relationship with the Company is subject to disciplinary action up to and including termination of employment. The Company expressly prohibits any form of retaliation against an employee who reports alleged harassment or discrimination or who assists in a complaint investigation.

This policy applies to conduct directed toward or directed by employees, co-workers, supervisors and management, vendors, clients, customers, or other visitors.

Additional information regarding the Company’s Anti-Harassment policy can be found in the Employee Handbook on the Petronet.

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Internet usage

The Company’s Internet Usage Policy provides guidelines for the use of the Internet both in relation to Company business and to such incidental personal use as is permitted by Company policies. Employees’ use of the Internet must be an appropriate use of Company resources including time, equipment, software, and networks. At all times, the use of the Internet must be lawful and must be in compliance with the Company’s policies. The Company recognizes that understanding and use of the Internet by its employees is critical to its future success. Thus, employees are encouraged to use Company equipment and bandwidth to access the Internet for legitimate business needs and limited personal needs that are appropriate and in keeping with the Company’s policies.

For more information please refer to the Company’s policies regarding Computer Resource Usage, Internet Usage and Resource Monitoring which can be found on the Petronet.

Political contributions

It is the Company’s policy to comply strictly with laws, rules, and regulations governing political activities, including political contributions. The Company encourages participation in the political process by its employees. However, the U.S. government and some states have enacted laws regulating political activity, including campaign contributions, in order to limit the political influence of certain types of contributors.

For more information and specific guidelines relating to political contributions, please refer to the Company’s Limits of Authority policy. Copy of this policy can be found on the Petronet.

Release of business or financial information

The Company is committed to making accurate and timely public disclosure of all business and financial information required by law, regulation, or sound business policy, without advantage to any particular analyst or investor, consistent with the requirements of the Securities and Exchange Commission (SEC). It is the Company’s policy to balance its interests in maintaining an open dialogue with stakeholders, potential investors, and the public against its need for confidentiality about key business and operating strategies. The Company will continue to provide stakeholders and the public with access to key information in a manner consistent with the requirements of the SEC and other applicable rules and regulations.

No employee is authorized to communicate business or financial information about the Company that is non-public, material information, except through Company-sanctioned, public disclosure, and only then with the prior approval of the Chief Financial Officer.

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Software licensing and registration

It is the Company’s policy to honor all software copyrights and restrictions for software used on Company computers. Most computer software is protected by copyright laws and contractual restrictions that safeguard the software manufacturer’s investment in creating new software. When the Company or an employee purchases a copy of a software package, the copyright owner, and not the purchaser of the software, retains the right to control the number of copies made of the software. The purchaser’s limited rights to use the software are set out in a license agreement that comes with the software. The precise terms of such licenses vary among software programs, but certain key restrictions are common to most licenses.

This policy establishes procedures that will help ensure that no Company use of third-party software infringes the copyright of any party or violates any license. For more information please refer to the Company’s policies regarding Computer Resource Usage which can be found on the Petronet.

Waiver of certain provisions of this COBE

Waivers of certain provisions of this COBE with respect to an executive officer must be approved by the Board in accordance with applicable rules. In some circumstances, the Company must publicly disclose a waiver and/or amendment of the COBE.

Interpretation, investigation, and disciplinary action under COBE

The ethics principles and standards set forth in the COBE are necessarily general in nature. From time to time, questions will arise as to whether a particular course of conduct violates the COBE or any Company policy. Employees are encouraged to discuss these questions openly with the Director of Human Resources. The Human Resources Department is available to help employees evaluate a particular course of conduct or understand a particular law, regulation, or policy.

COBE violations damage the Company by creating an unnecessary risk of criminal prosecution or of civil liability to the Company in addition to possibly tarnishing the Company’s good reputation. This can have a profoundly adverse effect on all parties. Therefore, employees should report all questionable conduct or violations of the COBE. Under no circumstances will any employee be subject to disciplinary or retaliatory action solely as a result of making a good faith report of a violation or potential violation. To the extent possible, the Company will preserve the confidentiality of communications regarding possible violations.

Potential violations of this COBE may be reported via the Company’s Compliance and Fraud Hotline or to the Company’s Director of Human Resources at 1-800-331-8809 ext 7365.

Violation of this COBE or any Company policy or procedure may result in disciplinary action which may include, depending upon the seriousness of the violation, employee counseling, disciplinary warning, or discharge from employment, as well as requirement to reimburse the Company for loss or damage caused by the violation, a report to an appropriate government agency or official, or referral of the matter for criminal prosecution.

For further information, employees should refer to the Company’s Whistleblower Protection Policy which can be found on the Petronet.

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